                                                               EXHIBIT (a)(5)(v)

                             For Immediate Release:

                          RENT-A-CENTER, INC. TO ISSUE
                       $300 MILLION OF SENIOR SUBORDINATED
                         NOTES DUE 2010 AT 7.5% INTEREST

                           ---------------------------


PLANO, TEXAS, MAY 1, 2003 - Rent-A-Center, Inc. (the "Company") (Nasdaq/NNM:
RCII) today announced that it has finalized the terms of its previously announced senior subordinated note offering. The Company will issue $300 million in principal amount of senior subordinated notes due 2010 bearing interest at 7.5% per annum. The Company anticipates consummation of the offering will occur on May 6, 2003 and intends to use the proceeds from the offering to repurchase its outstanding 11% Senior Subordinated Notes due 2008 and pay down a portion of term debt under its existing senior credit facility.

         THE OFFER OF THE PROPOSED SENIOR SUBORDINATED NOTES WILL BE MADE ONLY BY MEANS OF AN OFFERING MEMORANDUM TO QUALIFIED INVESTORS AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION UNDER THE SECURITIES ACT OF 1933 OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.


CONTACTS FOR RENT-A-CENTER, INC.:

David E. Carpenter                  Robert D. Davis
Director of Investor Relations      Chief Financial Officer
(972) 801-1214                      (972) 801-1204
dcarpenter@racenter.com             rdavis@racenter.com